EXHIBIT 99.1

Fury Announces Results of Annual General Meeting of Shareholders

TORONTO, June 27, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General Meeting (the “Meeting”) of Shareholders held on June 26, 2025. Each director nominee listed in the Company’s management information circular dated May 12, 2025 (the “Circular”) in connection with the Meeting and as filed on SEDAR+, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 61,696,271 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 38.48% of the outstanding Common Shares.

1.   Election of Directors

By resolution passed, all of the nominees for election as directors listed in the Circular were elected as directors of the Company. The results of the votes on the election of the board of directors were as follows:

Name of Nominee	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Forrester A. Clark	37,627,890	82.34%	8,070,808	17.66%
Brian Christie	36,303,467	79.34%	9,452,013	20.66%
Steve Cook	44,548,623	97.45%	1,164,857	2.55%
Michael Hoffman	36,343,467	79.50%	9,369,833	20.50%
Alison Sagateh (Saga) Williams	36,292,404	79.39%	9,421,076	20.61%

2.   Appointment of Auditor

By resolution, Deloitte LLP, Chartered Professional Accountants, was appointed as the Company’s auditor. The result of the vote on the appointment of the auditor was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Deloitte, Chartered Professional Accountants	58,860,985	95.40%	2,835,286	4.60%

Voting results have been reported and published on www.sedarplus.ca. The meeting was recorded and will soon be available for viewing on the Company’s website.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 13.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

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